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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AEGIS CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 EAST SUNRISE HIGHWAY
(No. and Street)

VALLEY STREAM (City) NEW YORK (State) 11581 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EIDE 516-872-1100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KOSHERS & COMPANY
(Name — *if individual, state last, first, middle name*)

1094 MERRICK AVENUE	MERRICK	NY	11566
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ROBERT EIDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEGIS CAPITAL CORP., as of NOVEMBER 30, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT & CEO

Title



Notary Public

MARTIN D. BIER
Notary Public, State of New York
No. 30-4519670
Qualified in Nassau County
Commission Expires August 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
JAN 29 200
167
WASH, D.C.
SECTION

AEGIS CAPITAL CORP.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

NOVEMBER 30, 2001

KOSHERS & COMPANY.
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

AUDITOR'S REPORT

To The Shareholders
Aegis Capital Corp.
70 East Sunrise Highway
Valley Stream, New York 11581

Dear Gentlemen:

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2001 and the related statements of operations, stockholders' equity and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above present fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Koshers & Company

January 10, 2002
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Exhibit A

AEGIS CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2001

ASSETS

Cash	$ 87,016
Accounts Receivable	990,565
Investments Net - (Note 1D)	346,705
Other Receivables	1,414,641
Fixed Assets less accumulated depreciation of $522,588	483,524
Deposits and Prepaid Expenses	73,149
TOTAL ASSETS	$ 3,395,600

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit A-1

AEGIS CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2001

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES	
Due to Brokers	$ 51,236
Accrued Expenses	377,657
Stockholder Loans - Subordinated	225,000
Deferred Income Taxes - Note C	2,226
Other Subordinated Loans	2,000,000
Notes Payable	27,500
Total Liabilities	2,683,619
STOCKHOLDERS' EQUITY	
Capital Stock, Authorized 1000 Shares, $1 Par Value, Issued and Outstanding 100 Shares	100
Paid In Capital	766,400
Retained Earnings	(54,519)
Total Stockholders' Equity	711,981
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 3,395,600

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit B

AEGIS CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2001

REVENUES	
Commission Income	$1,115,548
Interest and Dividend Income	97,663
Trading Gains	10,338,555
Other Fee Income	226,644
Underwriting Fee Income	86,805
Total Revenues	11,865,215
EXPENSES	
Trading Expenses	1,253,501
Commission Expense	693,191
Executive Compensation & Benefits	1,844,623
Employee Compensation & Benefits	4,469,483
Brokerage Expenses	2,344,696
Interest	93,323
Other Operating Expenses	1,636,012
Total Expenses	12,334,829
NET INCOME/ (LOSS) BEFORE PROVISION FOR INCOME TAXES	(469,614)
PROVISION FOR CORPORATE INCOME TAXES	-0-
NET INCOME/(LOSS)	$ (469,614)
(LOSS) PER SHARE OF COMMON STOCK	$ (4696.4)

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit C

AEGIS CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED NOVEMBER 30, 2001

	Capital Stock	Additional Paid In Capital	Retained Earnings	Total
Balances - November 30, 2000	$ 100	$ 266,400	$ 415,095	$681,595
(Distributions)	-0-	-0-	-0-	-0-
Additions	-0-	500,000	-0-	500,000
Net Income/(Loss)	-0-	-0-	(469,614)	(469,614)
Balances - November 30, 2001	$ 100	$ 766,400	$ (54,519)	$ 711,981

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit D

AEGIS CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Revenue Received From Operations	$ 13,959,761
Cash Paid for Operating Expenses and Taxes	(14,568,906)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(609,145)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Fixed Assets	(308,367)
Increase in Paid in Capital	500,000
	191,633
NET (DECREASE) IN CASH	(417,512)
CASH AT BEGINNING OF YEAR	504,528
CASH AT END OF YEAR	$ 87,016

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit D-1

AEGIS CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30, 2001

Reconciliation of Net Income to Net Cash Provided By Operating Activities	
NET INCOME/(LOSS)	$(469,614)

Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities	
Depreciation	118,299
CHANGES IN ASSETS AND LIABILITIES	
DECREASE/(INCREASE) IN ASSETS	
Accounts Receivable	2,094,546
Investments - Net	(233,380)
Deposits and Prepaid Assets	(31,195)
Other Receivables	(981,365)
INCREASE/(DECREASE) IN LIABILITIES	
Accrued Expenses	(1,032,784)
Due to Broker	(101,152)
Deferred Income Taxes	-0-
Other Subordinated Liabilities	-0-
Stockholder Subordinated Loans	-0-
Notes Payable	27,500

Total Adjustments	(139,531)

NET CASH PROVIDED BY OPERATING ACTIVITIES	$(609,145)
	=======

The Accompanying Notes Are An Integral Part Of This Financial Statement.

AEGIS CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A] ORGANIZATION
The Company (a New York Corporation) was incorporated on January 30, 1984. The Company is a registered broker dealer and all transactions are cleared on a fully disclosed basis with other broker dealers.

B] FIXED ASSETS
Fixed Assets are capitalized at cost. Depreciation of fixed assets is computed on the straight line method over the estimated lives of the respective assets.

C] DEFERRED INCOME TAXES
Timing differences arise as a result of recognizing certain items of income and expense in different periods of financial reporting and for income tax purposes. Deferred taxes are provided on such timing differences.

D] SECURITY TRANSACTION
Marketable securities owned and securities sold, but not yet purchased, are recorded at market value.

E] STATEMENT OF CASH FLOW
Cash equivalents consist of money market fund balances.

NOTE 2 - EARNINGS PER COMMON SHARE

Earnings per common share was computed by dividing the net income for the period by 100 shares, the weighted average number of shares outstanding.

NOTE 3 -EXEMPTION FROM RULE 15C-3

For Securities and Exchange Commission reporting purposes, computations for the determination of the reserve requirements and information relating to the possession of control requirements under Rule 15C3-3 are not included since the Company carries no customers' accounts.

AEGIS CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2001

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At November 30, 2001, the Company had net capital of $696,765 which was $446,765 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 65.82% as of November 30, 2001.

NOTE 5 - RENTAL INFORMATION

The Company leases certain office facilities and equipment. Rental expense for the year ended November 30, 2001 was $194,613. The minimum future rental commitments are payable as follows:

2002	$195,000
2003	195,000
2004	195,000
2005	195,000
2006	195,000

NOTE 6 - NET CAPITAL VIOLATION

Pursuant to 17 CFR 240.15c3-1d, the Debt-Equity Requirements of the Net Capital Rule, no broker or dealer shall permit its debt to debt-equity ratio to exceed 70 percent for a period of more than 90 consecutive days. The debt to debt-equity ratio is calculated by dividing the total of all approved subordinated debt of non-equity investors plus the approved subordinated debt, maturing within one year, of equity investors (the "numerator") by the total of all approved subordinated debt plus owners equity (the "denominator"). On November 30, 2001, the Company's debt to debt-equity ratio was 72%. Since the company's debt to debt-equity ratio exceeded 70% for

A period greater than 90 consecutive days as at November 30, 2001 the Company was deemed to be in Net Capital violation.

During the Company's 2001 fiscal year, two approved subordinated loans of equity investors totaling $100,000 due to mature within one year were inadvertently excluded from the numerator in the debt to debt-equity ratio calculation. The Company was not aware of this exclusion until December 14, 2001. At that time, the Company recalculated its debt to debt-equity ratio November 2001 and determined that this ratio exceeded 70%. The Company further recalculated its debt to debt-equity ratio for all previous months during its 2001 fiscal year and determined that it had exceeded the 70 percent threshold for several consecutive months prior to November 30, 2001.

On December 14, 2001, the Company took immediate corrective action, through the infusion of additional capital, to reduce its debt to debt-equity ratio below the 70 percent threshold. As a result of this and other corrective actions taken in December, the Company's debt to debt-equity ratio as at December 31, 2001 was 67 percent.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Aegis Capital Corp.
Valley Stream, New York

We have audited the financial statement of Aegis Capital Corp. for the year ended November 30, 2001 and have issued our report thereon dated January 10, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Koshers & Company

January 10, 2002
Merrick New York

Schedule 1

AEGIS CAPITAL CORP.
STATEMENT OF NET CAPITAL
NOVEMBER 30, 2001

NET CAPITAL		
Total Stockholders' Equity		$ 711,981
Add: Allowable Subordinated Liabilities		2,225,000
		2,936,981
DEDUCTIONS AND/OR CHARGES:		
Furniture and Equipment - Net	$ 483,524	
Other Non Allowable Assets	1,742,784	
Other Charges	-0-	
		2,226,308
Net Capital Before Haircuts on Securities Positions		710,673
Haircuts on Securities:		
Securities Owned	13,908	
Undue Concentration	-0-	
		13,908
NET CAPITAL		$ 696,765
AGGREGATE INDEBTEDNESS:		
Liabilities		$ 458,619
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	65.82%	
PERCENTAGE OF DEBT TO DEBT EQUITY	72.00%	
MINIMUM NET CAPITAL REQUIRED		250,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		$ 446,765

NOTE: There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of form X 17a-5 as of November 30, 2001.

See Auditor's Report on Supplementary Information.

Schedule 2

AEGIS CAPITAL CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITOR
FOR THE YEAR ENDING NOVEMBER 30, 2001

Balance November 30, 2000		$ 2,225,000
No Changes During This Fiscal Year		
Balance November 30, 2001		$ 2,225,000
Payable to US Clearing	$ 2,225,000	
Payable to R.J. Eide	112,500	
Payable to H. Lorber	112,500	
	$ 2,225,000	

The Accompanying Note Is An Integral Part Of The Financial Statement.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
Aegis Capital Corp.
Valley Stream, New York

In planning and performing our audit of the financial statements of Aegis Capital Corp. for the period November 30, 2001 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Aegis Capital Corp. that we considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3-(a) (11) in complying with the requirements for prompt payment for securities under regulation The Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Aegis Capital Corp. for the year ended November 30, 2001 and this report does not affect our report thereon dated January 10, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at November 30, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Koshers & Company

January 10, 2002
Merrick, New York